Exhibit 99.1

Dejour’s Canadian Oil & Gas Reserves Up 350% to C$44 Million

New 51-101 Reserve Evaluation Reflects Waterflood Initiative

Calgary, Alberta June 13, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, announced today that it has received a mid-year updated reserve evaluation report on its Woodrush oil pool valuing the PV-10 proved reserves at C$25 million, with proved and probable reserves valued at C$42 million net to Dejour’s 75% W.I.

The reserve evaluation bears an effective date of June 30, 2011 and was conducted by independent firm AJM Petroleum Consultants (“AJM”) of Calgary, Alberta, a qualified reserve evaluator. It was prepared in accordance with Canada’s National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the COGE Handbook. The forecast prices are based on March 31, 2011 futures strips prices prepared by AJM and adjusted for the appropriate transportation differentials.

The Company maintains additional gas reserves at its Canadian properties valued at C$2.36 million as at December 31, 2010, previously evaluated by GLJ Petroleum Consultants. The combined value of the oil and gas PV-10 proved and probable reserves at Dejour’s Canadian properties is now approximately C$44 million.

The reserve report is available for download on the Company’s website at www.dejour.com.

First Quarter 2011 Conference Call Information

The Company has scheduled a conference call for Tuesday, June 14, 2011 at 12:00pm EST. Interested parties can join the live event by dialing 1-866-321-6651 at least 10 minutes prior to the start of the call, conference ID: 8781135. Participants from outside North America can join the event by dialing +1-416-642-5212 and utilizing the same conference ID.

For those unable to listen to the live call, a replay will be available through June 19, 2011 by dialing 1-888-203-1112 (+1-647-436-0148 for international callers) and entering pass code 8781135. Additionally, an MP3 audio file will be available for download from Dejour’s website www.dejour.com within 24 hours of the call. The audio link will be concurrently posted on the Company’s Facebook and Twitter feeds as it becomes available.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates:  The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value.   A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well, the risks related to reserve estimates being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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